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M. ALI PANJWANI
Partner

DIRECT TEL:  212-326-0820
DIRECT FAX:  212-798-6319
ali.panjwani@pryorcashman.com

September 24, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Ms. Mara L. Ransom Assistant Director

	Re:	InterCloud Systems, Inc. (Formerly Genesis Group Holdings, Inc.) Amendment No. 7 to Registration Statement on Form S-1 Filed September 10, 2013 File No. 333-185293

Dear Ms. Ransom:

On behalf of InterCloud Systems, Inc. (formerly known as Genesis Group Holdings, Inc.) (the “Company”), enclosed for filing with the Securities and Exchange Commission is Amendment No. 8 (“Amendment No. 8”) to the Registration Statement on Form S-1 (the “Form S-1”).  Pursuant to a telephone conference call with Mr. Scott Anderegg, Staff Attorney, which took place on Friday, September 20, 2013, set forth below are responses to comments provided by Mr. Anderegg relating to Amendment No. 7 to the Form S-1 submitted by the Company on September 10, 2013.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used and otherwise not defined herein shall have the meanings assigned to such terms in the Form S-1.

September 24, 2013

1.           Change the Exhibit 5 opinion to assume the execution and delivery of the underwriting agreement, the warrants and the warrant agreement by all parties other than the company instead of stating that the opinions are subject to the due execution and delivery of such agreements.

Response:

The Exhibit 5 opinion has been revised in accordance with the above and filed as an exhibit to the Form S-1.

2.           Confirm that FINRA has signed off on the offering.

Response:

The Company confirms that FINRA has signed off on the offering and its terms.

3.           Confirm that prospective investors received copies of the preliminary prospectus that included the investor warrants or tell the Staff why the inclusion of investor warrants in the offering was not a material fact that required recirculation of the preliminary prospectus.

Response:

The Company hereby confirms that the prospective investors have received copies of the preliminary prospectus that included investor warrants.

* * *

As it is the goal of the Company to have the Form S-1 declared effective by the Commission by October 1, 2013, the Company would greatly appreciate the Staff’s review of Amendment No. 8 as promptly as practicable.  If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0820 or Eric Hellige of this office at (212) 326-0846.

Very truly yours, /s/ M. Ali Panjwani M. Ali Panjwani

cc:           Mr. Mark Munro